Mercom, Inc.
                               105 Carnegie Center
                               Princeton, NJ 08540


                                                              October 20, 1998

Dear Mercom Shareholder:

         Accompanying this memorandum is an information statement (the "Information Statement") furnished to you in connection with the proposed election of certain new directors to the Board of Directors of Mercom (the "Board") who will replace and succeed certain current members of the Board who are, or previously have been, affiliated with Cable Michigan, Inc.

         The Information Statement is provided to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

         Please note that no vote or other action is required of you in connection with the Information Statement.


                                          Very truly yours,

                                          Mark Haverkate
                                          President and Chief Operating Officer

                                  Mercom, Inc.
                               105 Carnegie Center
                               Princeton, NJ 08540

                              --------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
              THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
                              RULE 14f-1 THEREUNDER

                              --------------------

                    NO VOTE OR OTHER ACTION OF THE COMPANY'S
                SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS
              INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
             AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

         This Information Statement, which is being mailed on or about October 20, 1998 in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder to the holders of record on October 15, 1998 (the "Shareholders") of shares of the Common Stock, par value $1.00 per share (the "Common Stock"), of Mercom, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the proposed election of certain new directors (the "Avalon Designees") to the Board of Directors of the Company (the "Board") who will replace and succeed certain current members of the Board (the "Cable Michigan Designees") who are, or previously have been, affiliated with Cable Michigan, Inc., a Pennsylvania Corporation ("Cable Michigan"). Cable Michigan currently owns approximately 62% of the Common Stock. Certain information in this Information Statement relating to the Avalon Designees, Avalon Holdings (as defined below) and their affiliates has been provided by Avalon Holdings.

         The election of the Avalon Designees is to be made in connection with the transactions contemplated by an Agreement and Plan of Merger dated as of June 3, 1998, amended and restated on July 15, 1998 and further amended on August 11, 1998 (as amended from time to time, the "Cable Michigan Merger Agreement") among Cable Michigan, Avalon Cable of Michigan Holdings, Inc., a Delaware corporation ("Avalon Holdings") and Avalon Cable of Michigan, Inc., a Pennsylvania corporation and wholly owned subsidiary of Avalon Holdings ("Avalon Cable"), pursuant to which Avalon Cable will be merged with and into Cable Michigan, with Cable Michigan as the surviving corporation and a wholly owned subsidiary of Avalon Holdings (the "Cable Michigan Merger").

         As of the effective date of the Cable Michigan Merger (the "Closing Date"), the Cable Michigan Designees plan to voluntarily resign. It is anticipated that on the Closing Date the Avalon Designees will be elected to the Board, pursuant to a unanimous resolution of the Board electing the Avalon Designees upon the resignation of the Cable Michigan Designees. As a result, the Avalon Designees will constitute a majority of the Board. The Closing Date is anticipated to be on or about October 30, 1998. The closing of the transactions contemplated by the Cable Michigan Merger Agreement is subject to regulatory approvals and certain other conditions. No assurance can be given that the Cable Michigan Merger will take place.

         On September 10, 1998, the Company, Cable Michigan, and Mercom Acquisition, Inc. ("Mercom Acquisition"), a wholly owned subsidiary of Cable Michigan, executed an Agreement and Plan of Merger (the "Mercom Merger Agreement") pursuant to which Mercom Acquisition, Inc. will be merged with and into the Company (the "Mercom Merger"). The execution of the Mercom Merger Agreement by Cable Michigan was authorized by the Cable Michigan Merger Agreement. Pursuant to the Mercom Merger Agreement and subject to certain of its provisions, at the effective time of the Mercom Merger, each share of Common Stock will be converted into the right to receive $12.00 per share in cash, without interest (the "Merger Consideration"). The closing of the Mercom Merger is subject to certain conditions set forth in the Mercom Merger Agreement. No assurance can be given that the Mercom Merger will take place.

         Pursuant to the Cable Michigan Merger Agreement, each share (a "Cable Michigan Share") of common stock, $1.00 par value, of Cable Michigan issued and outstanding immediately prior to the effective time of the Cable Michigan Merger (other than Cable Michigan Shares held in treasury, Cable Michigan Shares owned by Avalon Holdings or any subsidiary of Avalon Holdings, or Cable Michigan Shares as to which dissenters' rights have been validly exercised) will be converted into the right to receive $40.50 in cash (the "Cable Michigan Merger Consideration"), subject to certain possible closing adjustments.

         The total amount of funds required to consummate the transactions contemplated by the Cable Michigan Merger Agreement (the "Cable Michigan Merger Financing"), including payment of the Cable Michigan Merger Consideration and the Merger Consideration, is estimated to be approximately $452 million. Cable Michigan expects that the Cable Michigan Merger Financing will be obtained by Avalon Holdings and its affiliates through borrowings under senior secured and unsecured term loan facilities and equity contributions from ABRY Broadcast Partners III, L.P. ("ABRY") and others.

         In a financing commitment letter dated June 3, 1998 from Lehman Commercial Paper, Inc. and Lehman Brothers, Inc. (together "Lehman") to ABRY Partners Inc., an affiliate of Avalon Holdings (the "Lehman Commitment Letter"), Lehman has committed, subject to the terms and conditions therein, to provide up to $360 million of debt financing for purposes of the Cable Michigan Merger Financing, related transactions, and related fees and expenses. ABRY has also delivered to Avalon Holdings a letter pursuant to which ABRY committed to make an equity investment of $105 million in Cable Michigan, on terms mutually satisfactory to ABRY and Cable Michigan and subject to the satisfaction of the closing conditions set forth in the Cable Michigan Merger Agreement, to be used to finance the Cable Michigan Merger and the Mercom Merger.

         In accordance with the Lehman Commitment Letter, Avalon Holdings anticipates that a syndicate of banks, financial institutions and other entities, including Lehman Commercial Paper, Inc., will provide financing for a $105,000,000 unsecured bridge facility (the "Bridge Facility") and an approximately $321,000,000 senior secured credit facility ("the Senior Credit Facility"). Avalon Holdings anticipates that the Bridge Facility will mature one year from the date of funding (the "Bridge Facility Maturity Date") and that the Bridge Facility will automatically convert into senior term loans, due 2007 (which may be exchanged for exchange notes having substantially identical terms and conditions) unless the Bridge Facility has been repaid in full on or before the Bridge Facility Maturity Date. Avalon Holdings anticipates that the Bridge Facility will bear interest at LIBOR plus 600 basis points, subject to certain
(i) periodic increases, (ii) maximums and (iii) fixed rate adjustments at the Bridge Facility Maturity Date.

         Avalon Holdings presently anticipates that the Senior Credit Facility will consist of (i) a $20.0 million seven-year revolving credit facility (the "Senior Revolver"), (ii) a $130.9 million seven-year term loan (the "Tranche A Term Loan"), and (iii) a $170.0 million eight-year term loan (the Tranche B Term Loan"). It is currently anticipated that the Senior Revolver and the Tranche A Term Loan will bear interest at LIBOR plus 250 basis points or, if elected by the borrowers, an ABR rate plus 150 basis points, and that the Tranche B Term Loan will bear interest at LIBOR plus 300 basis points or, if elected by the borrowers, an ABR rate plus 200 basis points, in each case subject to certain step-downs. Avalon Holdings anticipates that the Senior Credit Facility will contain customary financial and other covenants.

         As of the date of this Information Statement, Avalon Holdings is still negotiating the specific terms of each of the Bridge Facility and the Senior Credit Facility and expects that such terms will be customary for facilities of such types.

         Prior to the execution of the Mercom Merger Agreement, the Board, on the unanimous recommendation of a Special Committee of the Board (the "Special Committee"), which was composed solely of directors unaffiliated with Cable Michigan, unanimously determined that the Mercom Merger is fair to and in the best interests of the stockholders of Mercom other than Cable Michigan and its subsidiaries (the "Public Shareholders") and approved the Mercom Merger Agreement by a unanimous vote.

         No action is required by the Shareholders in connection with the election of the Avalon Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Shareholders of the information set forth in this Information Statement prior to a change in a majority of the Board otherwise than at a meeting of the Shareholders.


                            OWNERSHIP OF COMMON STOCK

         As of October 16, 1998, the outstanding voting securities of the Company consisted of 4,787,060 shares of the Common Stock, each entitled to one vote.

Security Ownership of Management

         The following table sets forth the beneficial ownership of Common Stock as of September 1, 1998, by each director, Avalon Designee, each executive officer listed under "Directors and Executive Officers" below and by all persons, as a group, who are currently directors or executive officers of the Company. Each director, Avalon Designee, or executive officer has sole investment and voting power over the shares listed opposite his name except as set forth in the footnotes hereto. The information is based on data furnished by the respective persons named.


                                              Amount of Shares       Percentage of Outstanding
                                                Beneficially               Common Shares
Name and Address Of Beneficial Owner(1)           Owned(1)               Beneficially Owned
---------------------------------------       ----------------       -------------------------
John J. Gdovin...........................            --                         --
Bruce C. Godfrey.........................            --                         --
Mark Haverkate...........................            --                         --
Clifford L. Jones........................            --                         --
Michael J. Mahoney.......................            --                         --
David C. McCourt.........................            --(2)                      --
Raymond B. Ostroski......................          4,000                        *
Harold J. Rose, Jr.......................            --                         --
George C. Stephenson.....................          5,000                        *
John J. Jones............................            --                         --
Timothy J. Stoklosa......................            --                         --
All Current Directors and Executive
   Officers as a Group (11 persons)......          9,000(2)                     *
David W. Unger...........................            --                         --





                                               -4-


Joel C. Cohen............................           --                          --
Jay M. Grossman..........................           --                          --
Peggy J. Koenig..........................           --                          --

 ------------------
   *  Less than 1% of the outstanding shares.
(1)   "Beneficial Ownership" is defined pursuant to regulations promulgated by the SEC as having or sharing, directly or indirectly, voting power and/or investment power, which includes the power to dispose or direct the disposition of the shares of common stock indicated.
(2)   Excludes 46,837 shares which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such shares.

Security Ownership of Certain Beneficial Owners

         The following table sets forth the beneficial ownership, as of September 10, 1998, by any person who is known to the Company to be the beneficial owner of more than five percent of the Common Stock.


                                              Amount of Shares       Percentage of Outstanding
                                                Beneficially              Common Shares
Name and Address Of Beneficial Owner               Owned                Beneficially Owned
------------------------------------         -----------------       -------------------------
Cable Michigan, Inc.(1)                          2,964,250                    61.92%
105 Carnegie Center
Princeton, New Jersey 08540..............
Mario Gabelli(2)                                   520,735                    10.88%
c/o Gabelli Funds, Inc.
One Corporate Center
Rye, New York 10580......................
Lappin Capital Management, L.P.(3)                 313,419                    6.54%
767 Third Avenue, 16th Floor
New York, New York 10017.................

------------------
(1)   Based on information obtained from Amendment No. 3 to Schedule 13D filed on September 11, 1998 with the SEC by Cable Michigan.

(2) Based on information obtained from Amendment No. 1 to Schedule 13D filed on September 17, 1998 with the SEC by James E. McKee, Gabelli Funds, Inc.

(3) Based on information obtained from Amendment No. 9 to Schedule 13D filed on August 28, 1998 with the SEC by Lappin Capital Management, L.P.



                    OWNERSHIP OF CABLE MICHIGAN COMMON STOCK


         Set forth below is certain information regarding the beneficial ownership of the Common Stock of Cable Michigan as of September 10, 1998, by each director, Avalon Designee, each executive officer listed under "Directors and Executive Officers" below and by all persons, as a group, who are currently directors and executive officers of the Company. Each director, Avalon Designee, or executive officer has sole investment and voting power over the shares listed opposite his or her name except as set forth in the footnotes hereto:


                                          Number of Shares Beneficially    Percent of Outstanding
Directors and Named Executive Officers              Owned(1)                          Shares
                                          -----------------------------    ----------------------
John J. Gdovin(2)...................                  1,743                          *
Bruce C. Godfrey(2).................                  4,741                          *
Mark Haverkate(2)...................                  4,596                          *
Clifford L. Jones...................                     --                         --
Michael J. Mahoney..................                  4,878                          *
David C. McCourt(2)(3)..............                 12,382                          *
Raymond B. Ostroski.................                 18,419                          *
Harold J. Rose, Jr..................                     --                         --
George C. Stephenson................                     --                         --
Timothy J. Stoklosa.................                  1,014                          *
John J. Jones.......................                     --                         --
All current executive officers and
directors as a group (11 persons)...                 47,773                          *
David W. Unger......................                  5,000                          *
Joel C. Cohen.......................                  2,000                          *
Jay M. Grossman.....................                     --                         --
Peggy J. Koenig.....................                     --                         --


------------------
   *  Less than 1% of the outstanding shares.

(1)   Includes forfeitable Matching Shares (as defined below), and Share Units
      (as defined below).
(2) Under the Cable Michigan Executive Stock Purchase Plan ("ESPP"), participating executive officers who forgo current compensation are credited with Cable Michigan "Share Units," the value of which is based on the value of a share of Cable Michigan Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted "Matching Shares", which vest over a period of 3 years from the grant date, subject to continued employment. Matching
      Shares, unless forfeited, have voting and dividend rights. The holdings indicated include Share Units and Matching Shares. The table below shows, in respect of each named executive officer, the number of shares of Cable
      Michigan Common Stock purchased outright, Share Units relating to Cable
      Michigan Common Stock acquired by each named executive officer in lieu of current compensation, and the forfeitable Matching Shares of Cable
      Michigan Common Stock held by each named executive officer:


                                     Share Units                                  Total Shares
                                    Acquired under                               Purchased and
                                     the ESPP in                                  Acquired and
                         Shares          Lieu       Total Shares    Restricted     Restricted
                       Purchased      of Current   Purchased and     Matching       Matching
                        Outright     Compensation     Acquired        Shares         Shares
                        --------     ------------   -----------   -------------   -----------
John J. Gdovin......       677            533          1,210            533          1,743
Bruce C. Godfrey....     1,251          1,745          2,996          1,745          4,741
Mark Haverkate......     2,392          1,102          3,494          1,102          4,596
David C. McCourt....     2,894          4,744          7,638          4,744         12,382



                                       -6-


(3)   Includes 56 shares of Cable Michigan Common Stock which are owned by Mr.
      McCourt's wife. Mr. McCourt disclaims beneficial ownership of such shares.
      Does not include 3,330,121 shares of Cable Michigan Common Stock held by Level 3 Telecom Holdings Inc. ("LTH"). David C. McCourt owns 10% of the common stock of LTH. The remaining 90% of the common stock and all of the preferred stock of LTH is owned by Level 3 Communications, Inc. ("Level
      3").



         The information set forth above and in "Director Information" does not give effect to the ownership of Company securities by LTH. Certain executive officers or directors of the Company are directly or indirectly affiliated with LTH. For information with respect to the beneficial ownership of securities by LTH, see footnote 3 to the Cable Michigan Ownership table.

         Except as described herein, the Company is aware of no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.


                        DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

                                                                      Director/Executive
Name                              Age               Positions            Officer Since
----                              ---               ---------            -------------
John J. Gdovin................    40     Executive Vice President             1996
Bruce C. Godfrey..............    42     Director                             1994
Mark Haverkate................    43     President, Chief Operating           1995
                                            Officer
Clifford L. Jones.............    70     Director                             1991
Michael J. Mahoney............    47     Director                             1994
David C. McCourt..............    41     Chairman, Chief Executive            1993
                                            Officer, Director
Raymond B. Ostroski...........    43     Director                             1994
Harold J. Rose, Jr............    62     Director                             1991
George C. Stephenson..........    52     Director                             1991
Timothy J. Stoklosa...........    37     Executive Vice President,            1997
                                            Chief Financial Officer
John J. Jones.................    31     Executive Vice President,            1998
                                            General Counsel & Corporate
                                            Secretary

         John J. Gdovin has been Executive Vice President of the Company since August 1996 and Executive Vice President of Cable Michigan since September 1997. He has served as Executive Vice President of Commonwealth Telephone Enterprises, Inc.'s Cable Television Group from August 1996 to September 1997 and as Senior Vice President of RCN Telecom Services, Inc. since February 1997. Mr. Gdovin.

has been Vice President of Commonwealth Telephone Enterprises Inc.'s Cable Television Group from August 1995 to August 1996 and Director of Operations of Commonwealth Telephone Enterprises Inc.'s Cable Television Group from February 1992 to August 1995.

         Bruce C. Godfrey was Corporate Secretary of the Company from October 1997 to September 1998 and Executive Vice President and Chief Financial Officer of the Company from April 1994 to October 1997 as well as Director, Executive Vice President, Chief Financial Officer and Corporate Secretary of RCN Corporation ("RCN") since September 1997. He has also served as Executive Vice President and Chief Financial Officer of Commonwealth Telephone Enterprises, Inc., formerly known as C-TEC Corporation ("CTE"), since April 1994, Director since 1995 and Corporate Secretary since September 1997. Mr. Godfrey has been Director and Corporate Secretary of Cable Michigan since September 1997. Mr. Godfrey was Senior Vice President and Principal of Daniels and Associates from January 1984 to April 1994.

         Clifford L. Jones was President of the Capital Region Economic Development Corporation from September 1992 to February 1994. He also served as President of the Pennsylvania Chamber of Business & Industry from April 1983 to December 1991. Mr. Jones is a Director of Pennsylvania Power & Light, Delta Development Group, Inc. and Benatec Associates.

         Mark Haverkate has been President and Chief Operating Officer of the Company since October 1997, and President and Chief Operating Officer of Cable Michigan since September 1997. He has also been Executive Vice President of Business Development of RCN since September 1997, President of RCN Business Development from June 1997 to September 1997, Executive Vice President of Business Development of CTE from May 1997 to September 1997, President for Business Operations at RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of CTE's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for CTE from February 1995 to July 1995, Executive Vice President of C-TEC International, Inc., now by name change, RCN International Holdings, Inc. from May 1995 to November 1996, Executive Vice President for Development of the Company from November 1995 to February 1996, Vice President of Development for CTE from December 1993 to February 1995, and Vice President of CTE's Cable Television Group from October 1989 to December 1993.

         Michael J. Mahoney has been President and Chief Operating Officer of the Company from February 1994 to September 1997. He has also been President and Chief Operating Officer, as well as a Director, of RCN since September 1997 and Director of CTE since May 1995. Mr. Mahoney was President and Chief Operating

Officer from March 1994 to September 1997, Executive Vice President of CTE's Cable Television Group from June of 1991 to March 1994, and Executive Vice President of the Company from December 1991 to February 1994.

         David C. McCourt has been Chairman and Chief Executive Officer of the Company since October 1993, Chairman, Director and Chief Executive Officer of RCN and Chairman, Director and Chief Executive Officer of Cable Michigan, since September 1997, Chairman, Director and Chief Executive Officer of CTE since October 1993, and President and Director of Level 3 Telecom Holdings, Inc. ("LTH"). Mr. McCourt was Director of MFS Communications Company, Inc. from July 1990 to December 1996. He has also been President and Director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, Director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, Director of WorldCom, Inc. from December 1996 to March 1998, and Director of Level 3 since January 1998.

         Raymond B. Ostroski has been Director of Cable Michigan since September 1997. He was Executive Vice President and General Counsel of CTE from February 1995 to September 1997 and Corporate Secretary of CTE from October 1989 to September 1997, Executive Vice President and General Counsel of the Company from February 1995 to September 1997, Vice President and General Counsel of CTE from December 1990 to February 1995, Vice President and General Counsel of the Company from December 1991 to February 1995, and Corporate Secretary of Mercom from December 1991 to December 1994.

         Harold J. Rose, Jr. has been Chairman of the Board of Pennsylvania Millers Mutual Insurance Company and Director of American Millers Insurance Company. He previously was a partner of RK Associates, a real estate management consulting firm. In 1990, Mr. Rose retired from Merchants Bancorp. Inc. where he served as Chairman of the Board of both Merchants Bank, N.A. and Merchants Bank North, both subsidiaries of Merchants Bancorp. Inc.

         George C. Stephenson has been Managing Director of PaineWebber, Inc. since January 1987.

         Timothy J. Stoklosa has been Executive Vice President and Chief Financial Officer of Cable Michigan since September 1997, Senior Vice President and Treasurer of RCN since September 1997, Senior Vice President and Treasurer of RCN since September 1997, Senior Vice President of Finance of CTE since February 1997, Treasurer of CTE since August 1994, and Executive Vice President and Chief Financial Officer of Mercom since October 1997. He was Manager of Mergers and Acquisitions at Peter Kiewit Sons', Inc. from October 1991 to August 1994 and

Senior Financial Analyst of Corporate Development at Citizens Utilities Co. from February 1990 to October 1991.

         John J. Jones has been Executive Vice President, General Counsel and Corporate Secretary of the Company since September 1998. Mr. Jones served as Vice President, General Counsel and Corporate Secretary of Designer Holdings Ltd. from January 1996 to December 1997. Prior to that time, Mr. Jones was engaged in the private practice of law at the law firm of Skadden, Arps, Slate, Meagher & Flom beginning in September 1991 to August 1995.

         Designated Directors and Executive Officers

         David W. Unger is the Chairman of the Board of Avalon Cable Holdings LLC ("Avalon") and co-founded Avalon in 1997. Mr. Unger also serves as chairman of Suncom Communications, LLC, the largest shareholder of Audio Communications Network, Inc. ("ACN"). In that capacity, Mr. Unger serves as director and Executive Vice President of ACN. Since 1995, Mr. Unger worked for Communications Equity Associates, Teleprompter Corp. TKR Cable Co. and as an investment banker.

         Joel C. Cohen is the President and Chief Executive Officer and a Manager of Avalon. Mr. Cohen co-founded Avalon in 1997. From 1996 to 1997 Mr. Cohen served as the Chief Financial Officer of Patient Education Media, Inc. ("PEMI") and as a consultant to various cable companies. From 1992 to 1996 Mr. Cohen served as a director and as both Chief Operating Officer and Chief Financial Officer for Harron Communications Corp., a cable and broadcast television operator. Prior to 1992, Mr. Cohen was Senior Vice President of United Artists Entertainment Company and President of its international division. Mr. Cohen also served in various executive positions at Group W Cable and Teleprompter Corp.

         As stated above, Mr. Cohen served as the Chief Financial Officer of PEMI from June 1996 through December 1997. Prior to June 1996, PEMI did not employ a Chief Financial Officer. PEMI was formed in 1994 to create and market patient educational videos and other products under the trademark TIME-LIFE MEDICAL. PEMI ceased producing educational video tapes in September 1996 and ceased all operations on December 20, 1996. Thereafter, PEMI proceeded to liquidate the majority of its assets. On March 14, 1997, PEMI filed a petition under Chapter 11 of the United States Bankruptcy Code. In January 1998, Mr. Cohen was appointed by the Bankruptcy Court for the Southern District of New York to act as disbursing agent in relation to the liquidation of PEMI.

         Jay M. Grossman is a Manager of Avalon and a partner in ABRY Partners Inc. ("ABRY"). Prior to joining ABRY in 1996, Mr. Grossman was managing director and co-head of Prudential Securities' media and entertainment investment banking group. From 1986 to 1994, Mr. Grossman served in various positions, ultimately as a senior vice president, in the media entertainment group of the corporate finance department of Kidder, Peabody & Co. Incorporated. Mr. Grossman is a director (or the equivalent) of various companies including Nexstar Broadcasting Group, LLC, Network Music Holdings LLC, Connoisseur Communications Partners, L.P., Weather Services Corporation and DirecTel International, LLC.

         Peggy J. Koenig is a Manager of Avalon and a partner in ABRY. Ms. Koenig joined ABRY in 1993. From 1988 to 1992, Ms. Koenig was a Vice President, partner and member of the Board of Directors of Sillerman Communications Management Corporation, a merchant bank, which made investments principally in the radio industry. Ms. Koenig was the Director of Finance from 1986 to 1988 for Magera Management, an independent motion picture financing company. She is presently a director (or the equivalent) of Connoisseur Communications Partners, L.P., Pinnacle Holdings Inc., Network Music Holdings LLC and Weather Services Corporation.

         On the Closing Date, the current members of the Board who are, or previously have been, affiliated with Cable Michigan (Messrs. David C. McCourt, Michael J. Mahoney, Raymond B. Ostroski, and Bruce C. Godfrey) and all current executive officers of the Company are expected to resign. Also on the Closing Date, the following Avalon Designees are expected to be elected to the Board and to be appointed as Executive Officers of the Company in the capacities indicated, pursuant to a unanimous resolution of the Board. The business address of Jay Grossman and Peggy Koenig is 18 Newbury Street, Boston, Massachusetts 02116. The business address of David Unger and Joel Cohen is 201 East 69th Street, New York, New York 10021. If the following Avalon Designees are appointed, they will constitute a majority of the directors of the Board:




Name                                  Age          Positions
----                                  ----         ---------
David W. Unger.....................    42      Chairman, Director
Joel C. Cohen......................    53      President, Chief Executive
                                               Officer, Corporate
                                               Secretary, Director
Jay M. Grossman....................    38      Vice President, Assistant
                                               Secretary, Director
Peggy J. Koenig....................    41      Vice President, Assistant
                                               Secretary, Director

Significant Employees

         Mark A. Dineen has been Vice President of Cable Michigan and Mercom since October 1997. He previously served as Vice President of C-TEC Cable Systems of Michigan, Inc. from March 1997 until October 1997. From August 1998 until March 1997 Mr. Dineen was Director of Marketing at C-TEC Cable Systems, Inc. From July 1995 until August 1996 he was Regional System Manager for C-TEC Cable Systems of Michigan, Inc. From March 1992 until July 1995 Mr. Dineen was Regional Marketing Manager for C-TEC Cable Systems of Michigan, Inc.



                             COMMITTEES AND MEETINGS

         The Board of Directors of the Company held six meetings in 1997. The Board has held 3 meetings in 1998.

         The Executive Committee of the Company did not meet in 1997. The committee members include Messrs. David C. McCourt, Chairman, Bruce C. Godfrey and Michael J. Mahoney.

         The Company does not have a nominating or compensation committee or committees performing similar functions.

         The Audit/Affiliated Transactions Review Committee held two (2) meetings in 1997. This committee supervised, among other things, the continuous internal audit program of the Company, reviewed and advised the Board with respect to affiliate transactions and advised and aided the officers of the Company in administrative matters. The committee members include Messrs. Harold
J. Rose, Jr., Chairman, Clifford L. Jones and George C. Stephenson.

         The Board formed the Special Committee to evaluate the fairness of the Mercom Merger to the Public Shareholders. The Special Committee held 11 (eleven) meetings in 1998. The members of the Special Committee are Messrs. Clifford L. Jones, Harold J. Rose, Jr. and George C. Stephenson.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Each Director of the Company is paid an annual retainer of $6,000, plus $500 for each Board meeting attended during 1997. Committee Chairmen are paid $1,000 for each committee meeting attended while other committee members are paid $500 for each meeting attended. The Chairman of the Special Committee was paid $1,000 for each Special Committee meeting attended. The other two members of the Special Committee were paid $500 per meeting attended. Members of the Executive Committee are not compensated for participating in the meeting of said committee. Directors who are also employees of Cable Michigan have authorized the payment of such fees to their employer, Cable Michigan, consistent with the terms of their employment with Cable Michigan. The following fees were paid in 1995, 1996 and 1997, respectively: On behalf of Messrs. McCourt, Mahoney, Godfrey and Ostroski, during fiscal year 1995 the Company paid RCN Services, Inc. $9,500, $9,500, $9,500 and $9,000, respectively; during fiscal 1996,
$7,875, $7,875, $7,874 and $7,875, respectively; and during fiscal 1997, $9,000,
$9,000, $9,000 and $9,000, respectively.

         Except indirectly with respect to the Management Agreement, none of the executive officers of the Company named under "Directors or Executive Officers" received, in their capacity as executive officers, any compensation for services rendered on behalf of the Company during the fiscal years ended December 31, 1997, 1996 and 1995. See "Certain Relationships and Related Transactions."

                                PERFORMANCE GRAPH

         The graph below compares the cumulative total shareholder return on the Common Stock for the last five fiscal years with the cumulative total return on the NASDAQ Stock Market (U.S.) Index, which is comprised of all United States common shares traded on the NASDAQ Stock Market, and the NASDAQ Telecommunications Index, which is comprised of the common shares of telephone, radio and television broadcasting, cable television and communication services companies traded on the NASDAQ Stock Market, over the same period. The graph assumes the investment of $100 in the Company's common stock, the NASDAQ Stock Market (US) Index and the NASDAQ Telecommunications Index on December 31, 1992, and the reinvestment of all dividends.




                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                 AMONG MERCOM, INC., THE NASDAQ STOCK MARKET-US
                   INDEX & THE NASDAQ TELECOMMUNICATIONS INDEX


                               [GRAPHIC OMITTED]






         The Common Stock is traded on the over-the-counter market.


--------
         * $100 invested on December 31, 1992 in stock or index including reinvestment of dividends. Fiscal year ending December 31.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On September 29, 1997, Cable Michigan purchased and assumed all of the interest of a bank under a term credit agreement that the bank had with the Company. On such date, $14,150,725 of principal was outstanding under such credit agreement. As of September 30, 1998, $14,150,725 of principal was outstanding under such credit agreement.

         The Company has entered into a Management Agreement with Cable Michigan dated January 1, 1997 (the "Management Agreement"). Under the terms of the Management Agreement, Mercom pays a management fee equal to the greater of $500,000 or an amount equal to a certain percentage of Mercom's annual revenue. The fee schedule ranges from 5% of revenue up to $10 million to 4% of revenue over $20 million. In addition to the basic fee, Cable Michigan is also entitled to an annual incentive fee based on increases in Mercom's operating cash flow. The total fees paid in respect of 1997 under the Management Agreement were $1,204,000. The total fees paid or due for the period January 1998 through September 1998 to Cable Michigan under the Management Agreement were $998,000. The term of the Management Agreement is three years. The Management Agreement was approved by a committee of the Board composed of directors unaffiliated with the Company.



                                              MERCOM, INC.


                                                By: /s/ Mark Haverkate
                                                ----------------------
                                                Name:  Mark Haverkate
                                                Title: President and
                                                         Chief Operating Officer

October 20, 1998